February 5, 2016

VIA EDGAR

Larry Spirgel, Esq.

Assistant Director

Division of Corporate Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE:	xG Technology, Inc.
Registration Statement on Form S-1
Filed December 21, 2015
File No. 333-208650

Dear Mr. Spirgel:

We hereby submit the responses of xG Technology, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) contained in your letter dated January 11, 2016, to Roger Branton, Chief Financial Officer of the Company, in regard to the above-referenced Registration Statement on Form S-1 (the “Original Form S-1”).

For convenience of your reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the respective page numbers in Amendment No. 1 to the Original Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 5, 2016 (the “Amendment”). Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Amendment.

General

1.	We note you plan to use a placement agent and that they are to use "reasonable best efforts" in connection with this offering. Please revise your disclosure to clarify what is meant by this statement and provide the disclosure required by Item 501(b)(8) of Regulation S-K regarding the nature of the underwriting arrangement. Additionally, if the offering is being made on a best efforts basis through the placement agent, please revise your disclosure throughout to discuss the uncertainty of raising the full offering amount and how the amount and use of proceeds will be affected if you sell only 25%, 50% and 75% of the units being offered. Lastly, please identify the placement agent as an underwriter.

Company Response: We have revised the disclosure in the Amendment on the prospectus cover page and in the Plan of Distribution to clarify what is meant by “reasonable best efforts” and to provide the disclosure required by Item 501(b)(8) of Regulation S-K. In addition, we have revised the disclosure throughout the prospectus to discuss the uncertainty of raising the full offering amount and how the amount and use of proceeds and dilution will be affected if we only sell 25%, 50% or 75% of the Units being offered. We have also revised the prospectus cover page of the Amendment to include disclosure that the placement agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended.

2.	Furthermore, please clarify the following statement in the first paragraph under "Plan of Distribution" on page 4: "We have entered into a securities purchase agreement with the purchasers for the purchase of the Units offered in this offering." This disclosure suggests that you made offers and entered into a securities purchase agreement for the securities being offered in the current registration statement prior to the filing of the registration statement. Please advise.

Company Response: We have revised the disclosure under the Plan of Distribution to clarify that we will enter into securities purchase agreements with the purchasers. We have not previously entered into those agreements with the purchasers.

3.	Please explain to us why you have disclosed on the prospectus cover page that you are offering the units at an "assumed" offering price.

Company Response: We have revised the prospectus cover page and disclosure throughout the Amendment to remove the word “assumed” in discussing the offering price of the Units.

4.	Please update your executive compensation disclosure to include the most recently completed fiscal year. You may wish to refer to Regulation S-K Compliance and Disclosure Interpretations Question 117.05.

Company Response: We have updated the executive compensation disclosure in the Amendment to include the most recent fiscal year.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact David E. Danovitch, Esq. of Robinson Brog Leinwand Greene Genovese & Gluck P.C., our outside securities counsel, at (212) 603-6300.

Sincerely,
xG Technology, Inc.

By:	/s/ Roger Branton
Roger Branton
Chief Financial Officer